Exhibit 15
Telvent acquires remaining stake in Miner & Miner
Houston, February 23, 2006 — Telvent GIT S.A. (Nasdaq: TLVT), the Global RealTime IT Company, announced today that is has acquired the remaining 30% of Miner and Miner, Consulting Engineers, Incorporated (Miner & Miner) that it did not already own. Telvent initially acquired 70% of the issued and outstanding shares of Miner & Miner in December, 2004. Miner & Miner is a worldwide leader in the development and implementation of Geographical Information Systems (GIS) software for utilities.
Manuel Sanchez, chairman and CEO of Telvent commented, “Miner & Miner has been a very successful acquisition for Telvent. The integration is well progressed and all key financial targets have been met or exceeded. The addition of Miner and Miner’s core GIS capabilities fit seamlessly with Telvent’s core OASyS DNA solution and has allowed us to deliver on our strategy of offering enterprise integrated realtime data to increase the efficiency, security and profitability of our customers.”
Telvent (Nasdaq: TLVT), the Global RealTime IT Company, specializes in high value add solutions and services in four industry sectors (Energy, Traffic, Transport and Environment). Its technology allows high performing companies to make real-time business decisions using data acquisition, control, and advanced operational applications, providing secure actionable information delivery to the enterprise.
Investor Relations Contacts:
José Ignacio del Barrio
Phone: +34 902-335599
Email: jibarrio@telvent.abengoa.com
Mark Jones
Phone: +1 646 284-9414
Email: mjones@hfgcg.com